F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E
-----------------------------------------------------------------


               Spectrum Signal Processing Announces Fourth Quarter
                            and Year End 2000 Results

Burnaby, B.C., Canada - February 12, 2001 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), a leading provider of wireless signal and Voice over Packet (VoP) processing systems, today announced its fourth quarter and year end results for the period ending December 31, 2000.

Sales for the fourth quarter totaled US$ 7,438,000, up marginally from US$ 7,353,000 in the previous quarter and down slightly from sales of US$ 7,714,000 for the same period a year earlier. Cash loss before interest, taxes, depreciation and amortization (EBITDA) totaled US$ 326,000 or $(0.03) per share for the fourth quarter of 2000, compared to cash earnings of US$ 197,000 or $0.02 per share for the third quarter and US$ 428,000 or $0.04 per share for the same period in 1999.

Spectrum reported a net loss of US$ 887,000 or $(0.08) per share for the fourth quarter of 2000, compared to a net loss of US$ 466,000 or $(0.05) per share for the third quarter and net loss of US$ 471,000 or $(0.05) per share for the fourth quarter of 1999.

For the year ended December 31, 2000 Spectrum reported sales of US$ 26,263,000, relatively even with sales of US$ 26,391,000 for the same period in 1999. EBITDA for fiscal year 2000 amounted to a loss of US$ 1,441,000 or $(0.14) per share as compared to cash earnings of US$ 1,485,000 or $0.15 for the year ended December 31, 1999. Spectrum recorded a net loss of US$ 3,668,000 or $(0.35) during 2000, as compared to a net loss of US$ 842,000 or $(0.08) in 1999, a direct result of the significant increase in R&D spending.

"Spectrum's financial results continue to reflect the Company's substantial investment in its expansion into the wireless and Voice over Packet communications infrastructure markets. As anticipated, R and D spending as a percentage of overall revenue grew to over 27%, up from 14% during 1999, reflecting our commitment to take a leadership position in our chosen markets," said Pascal Spothelfer, Spectrum's President & CEO. "Spectrum completed a wholesale transition of its organization and business model in 2000, which has positioned the company for stronger growth going forward, but did not result in the modest revenue growth we had targeted in the short term. While I'm disappointed with the lack of growth, I'm very confident that Spectrum is now in a position to aggressively move into the wireless signal and VoP communications markets."

"With product launches scheduled throughout 2001, and strategic alliances with a number of industry leaders now in place, Spectrum will execute on its plans to increase its presence in the wireless and VoP infrastructure markets over the next twelve months. Our early contract wins last year with Hughes Network Systems and Agilent Technologies, along with the expectation of further strategic alliances, clearly demonstrates that Spectrum has the technological strength and know-how to succeed in these markets," Spothelfer added.

                                    - more -

 ..2/

BUSINESS OUTLOOK
The following statements regarding the business outlook for the company during fiscal 2001 are based on current expectations. These statements are forward-looking, and actual results may differ materially. These statements do not include the potential impact of any mergers, acquisitions, or other business combinations that may be completed after February 12, 2001.

Spectrum's strategic transition into new markets, namely the commercial wireless and Voice over Packet (VoP) markets, make it particularly difficult at present to predict product demand and other related matters. We have recently seen many companies who supply equipment to the communications marketplace project significant weakness in the short term. We are exposed to these conditions as we are at the entry stage to the wireless and VoP infrastructure markets.

Although current economic realities suggest caution, overall we anticipate growth in 2001. We expect growth to occur primarily in the second half of the year based on contract wins that are forecast to move into production during that period, and as a result of the fact that traditionally, Spectrum's first quarter of the year is its weakest due to customer buying cycles.. That said, the company's best estimate at this time, is that revenue for fiscal 2001 will increase by 13%-17% over revenue in 2000, due primarily to an increase in government wireless business, and the addition of revenues from early commercial wireless customers.

Gross margin percentage for fiscal 2001 is expected to be maintained at historic levels of between 57% and 60%, depending on product mix and order volumes.

Overall operating margins in 2001 are expected to be similar to Spectrum's experience in 2000, in the range of (-16%) to (-18%). This is due primarily to a continued significant investment by the Company to aggressively penetrate the commercial wireless and VoP markets.

R&D spending is expected to be between 33%-35% of overall revenue and will be targeted at very focused new product development within the Network Solutions, Wireless Systems and corporate Technology groups. This represents a substantial increase over R&D spending in 2000 and 1999 and will be targeted at very focused new product development within the Network Solutions, Wireless Systems and corporate Technology groups. Management believes that these investments offer the best path to create long-term technology differentiation, build the company and increase shareholder value.

FORWARD-LOOKING SAFE HARBOR STATEMENT
The statements by Pascal Spothelfer and the above statements contained in this Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: business and economic conditions, growth rates of the Voice over Packet or commercial wireless markets, government spending, changes in customer order patterns, competitive factors, such as rival system-level architectures, developments in processor technology, the acceptance of new products in specific markets, pricing pressures, development and timing of introduction of new products, continued success in technological advances, the ability to grow new VoP and government and commercial wireless business, and other risk factors described in the company's recently filed reports with the Securities and Exchange Commission in the USA, and the Canadian securities commissions. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The company may or may not update these forward-looking statements in the future.


                                    - more -

 ..3/

ABOUT SPECTRUM SIGNAL PROCESSING
Spectrum Signal Processing is a leading provider of wireless signal and Voice over Packet processing systems for customers in the communications infrastructure market. To serve these markets effectively, Spectrum is organized into two business units, Wireless Systems and Network Solutions. Spectrum's proprietary hardware and software systems are used in communications gateways, cellular and satellite base stations and government wireless systems. Spectrum's website is at www.spectrumsignal.com and the head office is located at One Spectrum Court, #200 - 2700 Production Way, Burnaby, B.C., Canada. Ph (604) 421-5422; fax (604) 421-1764.

SPECTRUM CONTACTS:
Karen Elliott
Investor Relations
Phone: 604-421-5422 ext. 264
Email:  karen_elliott@spectrumsignal.com


                                                        - more -

 ..4/




                        Spectrum Signal Processing, Inc.
      Consolidated Statements of Operations and Retained Earnings (Deficit)
                        (Expressed in thousands of United
                    States dollars, except per share amounts)
                    Prepared in accordance with United States generally accepted accounting principles


                                                      3 months ended December 31,            12 months ended December 31,
                                                        1999               2000                 1999               2000
------------------------------------------------------------------------------------------------------------------------------
                                                     (Unaudited)        (Unaudited)          (Audited)           (Audited)

Sales                                                      $ 7,714            $ 7,438             $ 26,391           $ 26,263
Cost of sales                                                3,079              3,094               11,030             10,607
------------------------------------------------------------------------------------------------------------------------------
                                                             4,635              4,344               15,361             15,656

Expenses
    Administrative                                           1,744              1,403                4,695              5,044
    Sales and marketing                                      1,687              1,430                6,379              5,771
    Research and development                                   996              2,028                3,591              7,080
    Amortization                                               346                353                1,428              1,423
------------------------------------------------------------------------------------------------------------------------------
                                                             4,773              5,214               16,093             19,318
------------------------------------------------------------------------------------------------------------------------------

Loss from operations                                          (138)              (870)                (732)            (3,662)

Other
    Interest expense and bank charges                            -                (42)                (121)               (98)
    Other income                                                 3                 76                   95                 93
------------------------------------------------------------------------------------------------------------------------------
                                                                 3                 34                  (26)                (5)

Loss before income taxes                                      (135)              (836)                (758)            (3,667)

Income tax expense (recovery)
    Current                                                    400                 (9)                 341                 90
    Future                                                     (64)                60                 (257)               (89)
------------------------------------------------------------------------------------------------------------------------------
                                                               336                 51                   84                  1

------------------------------------------------------------------------------------------------------------------------------
Net loss                                                      (471)              (887)                (842)            (3,668)
------------------------------------------------------------------------------------------------------------------------------

Deficit, beginning of period                                (2,042)            (5,294)              (1,671)            (2,513)

------------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                              $       (2,513)    $       (6,181)     $         (2,513)   $       (6,181)
==============================================================================================================================

Loss per share
    Basic                                           $         (0.05)   $         (0.08)    $          (0.08)   $         (0.35)
    Diluted                                         $         (0.05)   $         (0.08)    $          (0.08)   $         (0.35)

EBITDA                                                         428                (326)                1,485            (1,441)

EBITDA per share
    Basic                                           $          0.04    $         (0.03)    $            0.15   $         (0.14)
    Diluted                                         $          0.04    $         (0.03)    $            0.15   $         (0.14)

Weighted average shares (in thousands)
    Basic                                                     10,161             10,853               10,077             10,411
    Diluted                                                   10,161             10,853               10,077             10,411






                                    - more -

 ..5/



                        Spectrum Signal Processing, Inc.
                           Consolidated Balance Sheets
                        (Expressed in thousands of United
                      States dollars, except share amounts)
                    Prepared in accordance with United States
                    generally accepted accounting principles


                                                             December 31,      December 31,
ASSETS                                                           1999              2000
----------------------------------------------------------------------------------------------
                                                              (Audited)          (Audited)
Current assets
    Cash and cash equivalents                               $  1,422            $  2,538
    Accounts receivable                                        6,461               7,598
    Inventories                                                2,402               3,140
    Prepaid expenses                                              69                 148
----------------------------------------------------------------------------------------
                                                              10,354              13,424

Property and equipment                                         2,545               3,030
Other assets                                                   3,669               2,005
----------------------------------------------------------------------------------------

                                                            $ 16,568            $ 18,459
========================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY
----------------------------------------------------------------------------------------

Current liabilities
    Accounts payable                                        $  3,319            $  3,808
    Accrued liabilities                                        1,618               1,924
    Current portion of long-term debt                             73                --
----------------------------------------------------------------------------------------
                                                               5,010               5,732

Future income taxes                                               89                --

Stockholders' equity
Share capital
    Authorized: 50,000,000 common shares, no par value
    Issued: 12,373,168 (1999 - 10,395,204)
    Outstanding: 12,139,868 (1999 - 10,161,904)               16,374              21,125
Warrants                                                         140                 423
Additional paid-in capital                                        76                 216
Treasury stock, at cost,  233,300 shares (1999 - 233,300)     (1,232)             (1,232)
Deficit                                                       (2,513)             (6,181)
Accumulated other comprehensive income
    Cumulative translation adjustments                        (1,376)             (1,624)
----------------------------------------------------------------------------------------
                                                              11,469              12,727
----------------------------------------------------------------------------------------

                                                            $ 16,568            $ 18,459
========================================================================================




                                                       - 30 -